Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2009, relating to the consolidated financial statements and financial statement schedule of LKQ Corporation and subsidiaries (which expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s adoption in 2007 of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Tax – an Interpretation of Financial Accounting Standards Board Statement No. 109), and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of LKQ Corporation and subsidiaries for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 30, 2009